UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Zhihu Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000125 per share

(Title of Class of Securities)

98955N108**

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98955N108 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “ZH.” Each two ADSs represent one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955N108

1.	NAMES OF REPORTING PERSON Qiming Corporate GP III, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,201,895 (1)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 10,201,895 (1)
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,201,895 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Qiming Corporate GP III, Ltd. is the general partner of Qiming Managing Directors Fund III, L.P. and Qiming GP III, L.P. Qiming GP III, L.P. is the general partner of Qiming Venture Partners III, L.P. and Qiming Venture Partners III Annex Fund, L.P. Qiming Managing Directors Fund III, L.P., Qiming Venture Partners III, L.P. and Qiming Venture Partners III Annex Fund, L.P. are the owners of 207,919.5 Class A Ordinary Shares (in the form of 415,839 ADSs), 6,617,398.5 Class A Ordinary Shares (in the form of 13,234,797 ADSs) and 3,376,577 Class A Ordinary Shares (in the form of 3,387,542 ADSs and 1,682,806 Class A Ordinary Shares), respectively.

(2) The percentage is calculated based upon an aggregate of 289,573,989 Class A Ordinary Shares outstanding as of December 31, 2023, which is based on the information disclosed by the Issuer on January 5, 2024.

CUSIP No. 98955N108

1.	NAMES OF REPORTING PERSON Qiming Managing Directors Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 207,919.5
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 207,919.5
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,919.5
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(3) The percentage is calculated based upon an aggregate of 289,573,989 Class A Ordinary Shares outstanding as of December 31, 2023, which is based on the information disclosed by the Issuer on January 5, 2024.

CUSIP No. 98955N108

1.	NAMES OF REPORTING PERSON Qiming GP III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,993,975.5 (4)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 9,993,975.5 (4)
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,993,975.5 (4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5% (5)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(4) Qiming GP III, L.P. is the general partner of Qiming Venture Partners III, L.P. and Qiming Venture Partners III Annex Fund, L.P. Qiming Venture Partners III, L.P. and Qiming Venture Partners III Annex Fund, L.P. are the owners of 6,617,398.5 Class A Ordinary Shares (in the form of 13,234,797 ADSs) and 3,376,577 Class A Ordinary Shares (in the form of 3,387,542 ADSs and 1,682,806 Class A Ordinary Shares), respectively.

(5) The percentage is calculated based upon an aggregate of 289,573,989 Class A Ordinary Shares outstanding as of December 31, 2023, which is based on the information disclosed by the Issuer on January 5, 2024.

CUSIP No. 98955N108

1.	NAMES OF REPORTING PERSON Qiming Venture Partners III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,617,398.5
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 6,617,398.5
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,617,398.5
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3% (6)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(6) The percentage is calculated based upon an aggregate of 289,573,989 Class A Ordinary Shares outstanding as of December 31, 2023, which is based on the information disclosed by the Issuer on January 5, 2024.

CUSIP No. 98955N108

1.	NAMES OF REPORTING PERSON Qiming Venture Partners III Annex Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,376,577
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 3,376,577
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,376,577
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (7)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(7) The percentage is calculated based upon an aggregate of 289,573,989 Class A Ordinary Shares outstanding as of December 31, 2023, which is based on the information disclosed by the Issuer on January 5, 2024.

Item 1.

(a)	Name of Issuer

Zhihu Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

The Issuer’s principal executive office is located at 18 Xueqing Road, Haidian District, Beijing 100083, People’s Republic of China.

Item 2.

(a)	Name of Person Filing

Qiming Corporate GP III, Ltd.

Qiming Managing Directors Fund III, L.P.

Qiming GP III, L.P.

Qiming Venture Partners III, L.P.

Qiming Venture Partners III Annex Fund, L.P.

(b)	Address of the Principal Office or, if None, Residence

The registered address of each of the Reporting Persons is M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(c)	Citizenship

Cayman Islands for all Reporting Persons.

(d)	Title of Class of Securities

Class A Ordinary Shares, par value of $0.000125 per share (the “Class A Ordinary Shares”).

(e)	CUSIP Number

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98955N108 has been assigned to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol “ZH.” Each two ADSs represent one Class A Ordinary Share.

Item 3. Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4. Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024

Qiming Corporate GP III, Ltd.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Managing Directors Fund III, L.P. By: Qiming Corporate GP III, Ltd., it’s General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming GP III, L.P. By: Qiming Corporate GP III, Ltd., it’s General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Venture Partners III, L.P. By: Qiming GP III, L.P., it’s General Partner By: Qiming Corporate GP III, Ltd., General Partner of Qiming GP III, L.P.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Venture Partners III Annex Fund, L.P. By: Qiming GP III, L.P., it’s General Partner By: Qiming Corporate GP III, Ltd., General Partner of Qiming GP III, L.P.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: February 14, 2022

Qiming Corporate GP III, Ltd.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Managing Directors Fund III, L.P. By: Qiming Corporate GP III, Ltd., it’s General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming GP III, L.P. By: Qiming Corporate GP III, Ltd., it’s General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Venture Partners III, L.P. By: Qiming GP III, L.P., it’s General Partner By: Qiming Corporate GP III, Ltd., General Partner of Qiming GP III, L.P.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Venture Partners III Annex Fund, L.P. By: Qiming GP III, L.P., it’s General Partner By: Qiming Corporate GP III, Ltd., General Partner of Qiming GP III, L.P.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory